

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of December 31, 2025

The principal balances and results accumulated for the period ending December 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,975,644
Loans and accounts receivables from customers and banks, net	39,591,673
Loans and accounts receivables from customers at fair value, net	291,586
Financial instruments	9,838,236
Financial derivative contracts	11,140,969
Other asset ítems	5,256,848
Total assets	**68,094,956**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,075,590
Time deposits and other time liabilities	16,493,783
Issued debt and regulatory capital instruments	10,277,061
Financial derivative contracts	11,500,023
Other liabilities ítems	10,908,860
Total equity	4,839,639
Total liabilities and Equity	**68,094,956**

Equity attributable to:	
Equity holders of the Bank	4,719,697
Non-controlling interest	119,942

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	2,016,696
Net fee and commission income	595,831
Result from financial operations	266,345
Total operating income	**2,878,872**
Provision for loan losses	(572,772)
Support expenses	(935,666)
Other results	(92,888)
Income before tax	**1,277,546**
Income tax expense	(207,934)
Net income for the period	**1,069,612**

Attributable to:	
Equity holders of the Bank	1,053,209
Non-controlling interest	16,403

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ANDRES TRAUTMANN B.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Diciembre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Diciembre de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.975.644
Créditos y cuentas por cobrar a clientes y bancos	39.591.673
Créditos y cuentas por cobrar a clientes a valor razonable	291.586
Instrumentos financieros	9.838.236
Contratos de derivados financieros	11.140.969
Otros rubros del activo	5.256.848
Total Activos	**68.094.956**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	14.075.590
Depósitos y otras captaciones a plazo	16.493.783
Instrumentos de deuda y capital regulatorio emitidos	10.277.061
Contratos de derivados financieros	11.500.023
Otros rubros del pasivo	10.908.860
Total patrimonio	4.839.639
Total Pasivos y Patrimonio	**68.094.956**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.719.697
Interés no controlador	119.942

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	2.016.696
Ingresos netos de comisiones	595.831
Resultado de operaciones financieras	266.345
Total ingresos operacionales	**2.878.872**
Gasto de pérdidas crediticias	(572.772)
Gastos de apoyo	(935.666)
Otros resultados	(92.888)
Resultado antes de impuesto	**1.277.546**
Impuesto a la renta	(207.934)
Utilidad consolidada del periodo	**1.069.612**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	1.053.209
Interés no controlador	16.403

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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